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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Drilling to Begin in March on Kiska’s Barmedman Project, Australia

KSK10-04

Vancouver, BC – February 9, 2010: Kiska Metals Corporation, TSX-V:KSK, (“Kiska”) announces drilling will commence in early March at the Barmedman property, New South Wales, Australia. The program, funded by Inmet Mining Corporation, will consist of approximately 900 metres of aircore/diamond drilling in three holes. Exploration at Barmedman is targeting buried copper-gold porphyry and high sulphidation copper-gold mineralization deposits.

In late 2009, Kiska conducted soil geochemical surveys expanding on the work programs conducted earlier in the year that culminated in five diamond drill holes that that intersected porphyry-related alteration and anomalous copper and gold values. The current program will target two new areas: Target A, a 1.5 by 0.5 km area anomalous copper, gold and molybdenum soil geochemistry, and Target B, a 0.4 by 0.5 km area of anomalous copper geochemistry. Both target areas were identified via Ionic Leach geochemical analyses.  Kiska has tested this technique with orientation surveys over areas of known mineralization under deep overburden cover in the region and has found it to be effective in identifying buried copper-gold porphyry deposits.

The Barmedman Property was one of nine exploration licenses acquired in 2007 based on targets identified in a Neural Network study conducted on a 120,000 km2 area within the Lachlan Fold Belt in New South Wales. It is located in a corridor of regionally-extensive alteration and clusters of both copper-gold porphyry and high-sulphidation gold occurrences.

Inmet is funding the program under the terms of an option agreement with Kiska’s predecessor, Rimfire Minerals Corporation, announced in January, 2009. The terms of the agreement give Inmet the option to earn a 60% interest by funding at least $5 million in exploration on the property over four years and by making staged cash payments totalling $250,000 over the earn-in period.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company with renowned technical expertise and sizable exploration portfolio including the multi-million ounce Whistler gold deposit, numerous exciting early stage exploration opportunities around the world, and partnerships with some of the world’s largest and most successful gold and base metal producers. Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration in August 2009.

Qualified Person Statement

The content of this release has been reviewed and approved by Mark Baknes P. Geo., Vice President of Exploration of Kiska Metals Corporation. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.comand http://www.sec.gov/edgar.